May 7, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Anne McConnell
Martin James
Re:    The Hain Celestial Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
Filed August 24, 2023
File No. 000-22818
Dear Ms. McConnell and Mr. James:
The Hain Celestial Group, Inc. (hereinafter referred to as the “Company,” “Hain Celestial” or “we”) submits this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated April 23, 2024, regarding the above referenced filing and have provided the below responses. For ease of reference, we have repeated the text of each of the Staff’s comments prior to our responses. Further, amounts included within are in thousands, unless otherwise noted.

Form 10-K for the Fiscal Year Ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non U.S. GAAP Financial Measures to U.S. GAAP Financial Measures, page 34
Staff Comment
1.We have read your response to prior comment 1 and note the following:

• The non-GAAP adjustments for consulting costs to optimize your portfolio, enhance underlying profitability, and bolster agility to pursue targeted growth initiatives that you indicate are essential for sustained future growth do not appear to be restructuring costs and do not appear to be outside the normal course of your operations.

• The non-GAAP adjustments for inventory write-downs related to exited categories that result from decisions to exit brands and/or product categories do not appear to be outside the normal course of your operations.

Based on the nature of your business and the information you have provided, it continues to appear to us that these non-GAAP adjustments represent normal operating costs necessary to operate your business. Please revise future filings to no longer exclude these expenses from any non-GAAP performance measures since they do not appear to comply with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please be advised this comment is also applicable to the same adjustments included in multiple additional non-GAAP financial measures presented in Earnings Releases filed under Form 8-K.

Hain Celestial Response
The Company acknowledges the Staff’s comment but respectfully maintains the belief that each of these adjustments complies with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”) as set forth in further detail below.

Overview – Hain Reimagined Program

In our response letter to the Staff dated March 29, 2024 (the “Response Letter”), the Company detailed its multi-year growth and transformation program, which is referred to as the “Hain Reimagined Program”. Developed in the third and fourth quarters of fiscal 2023 by our current Chief Executive Officer (“CEO”) and announced in the first quarter of fiscal 2024, the Hain Reimagined Program is expected to be completed by the end of the 2027 fiscal year and is primarily comprised of contract termination costs, asset write-downs, employee-related costs and other transformation-related expenses. As publicly disclosed, the program has resulted, and will continue to result, in discrete and often significant one-time expenses to carry out the contours of this plan, which includes major corporate actions such as relocating our headquarters, exiting brands and/or categories, consolidating our operating footprint and streamlining our co-manufacturing network, globally. The Company is providing this further detail to reemphasize the unique nature and significance of this program as well as to frame the discussion regarding the two categories of expenses discussed in turn below.

Consulting Costs
In its follow-up comment, the Staff indicates that, based on its review of the Company’s Response Letter, it does not appear as though the Company’s non-GAAP adjustments for consulting costs (1) constitute “restructuring costs” or (2) are outside the normal course of the Company’s operations. The Company respectfully disagrees as detailed below.

•The Company has determined that the consulting costs associated with the Hain Imagined Program are restructuring costs, consistent with applicable accounting guidance and as reflected in its financial statements. In the preparation of its financial statements, the Company evaluates all applicable accounting guidance and literature. As part of this process, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, the Company determined that the consulting-specific costs associated with the Hain Reimagined Program should be classified as restructuring costs consistent with Accounting Standards Codification (“ASC”) No. 420-10, Exit or Disposal Cost Obligations (see Note 15. Transformation Program). Accordingly, $9.6 million of consulting costs were included in the line item “Productivity and Transformation Costs” in our consolidated statements of operations as well as in the notes to our consolidated financial statements as a transformation expense for the first six months of fiscal 2024.

The Company respectfully submits that excluding these consulting costs from the “productivity and transformation costs” adjustment in our non-GAAP reconciliations would not only be misleading to investors, but it would also create an inconsistency between the footnote disclosure for our transformation program and various financial statement presentations.

•The magnitude and characteristics of the consulting fees associated with the Hain Reimagined Program are extraordinary relative to the Company’s consulting expenditures associated with its ordinary course operations. As detailed in the Response Letter, the non-GAAP adjustments for consulting costs reflected in the Company’s periodic filings in fiscal 2024 are a direct result of the design, development and implementation of the Hain Reimagined Program. As a point of reference, for the first four fiscal quarters since the start of the program (namely from the third quarter of fiscal 2023 through the second quarter of fiscal 2024), consulting costs directly traceable to the Hain Reimagined Program totaled approximately $13.1 million. In sharp contrast, for the prior comparable year period, the consulting cost component of the Company’s overall productivity and transformation costs amounted to approximately $1.2 million. In addition, the Company expects the consulting fees associated with the Hain Reimagined Program to meaningfully decrease by the first half of the 2025 fiscal year.

•The consulting fees associated with the Hain Reimagined Program do not represent normal, recurring cash operating expenses required to operate the business. In connection with the implementation of the Hain Reimagined Program, the Company engaged a premier global management consulting firm to review our operations from the ground up. The primary objectives of the engagement are to optimize our portfolio and enhance underlying profitability. This includes managing the mobilization of the restructuring program, redesigning the Company’s operating model, including the reorganization of global functions and related personnel resource requirements, and rationalizing the Company’s sourcing and supply chain processes – all items that the Company considers outside the scope of its ordinary course operations.

In the view of the Company, the non-GAAP adjustments that it takes for consulting costs associated with the Hain Reimagined Program are appropriately classified as restructuring costs that are outside the normal course of our operations. Further, the Company believes that, by excluding these expenses, investors are provided with additional information that enhances the comparability of the Company’s underlying operating results period-over-period. To the extent material, the Company undertakes to provide additional detail on the nature of the “productivity and transformation costs” and corresponding adjustments in future filings as applicable.

Inventory Write-downs Related to Exited Categories

In its follow up comment, the Staff indicates that, based on its review of the Company’s Response Letter, it does not appear as though the Company’s non-GAAP adjustments for inventory write-downs related to exited categories that result from decisions to exit brands and/or product categories appear to be outside the normal course of the Company’s operations. The Company respectfully disagrees as detailed below.

•The adjustments for inventory write-downs are limited to actions taken in connection with the Hain Reimagined Program, are distinguishable from ordinary course inventory write-downs for which no adjustment is taken and represent a fraction of all inventory write-downs, as described further below. In connection with the Hain Reimagined Program, the Company has taken a number of strategic actions to simplify its portfolio and operating footprint to reduce complexity. A key initiative to accomplish these goals is category-wide stock-keeping unit (“SKU”) reductions—the result of an active assessment and streamlining of our brand portfolios across our Snacks, Baby/Kids, Beverages, Meal Prep and Personal Care Categories. To demonstrate the significance of these objectives, the Company recently announced that it is consolidating its personal care manufacturing footprint down to one facility.

As described in the Response Letter, the adjustments for “inventory write-downs related to exited categories” differ from regular inventory charges that food manufacturers generally experience in the ordinary course of operations, such as inventory failing to meet testing standards, losses due to manufacturing defects, damaged finished goods, write-downs of raw material, packaging and finished goods inventory due to obsolescence, and rationalization of certain products, etc. The Company has not historically adjusted, and does not intend to adjust, for such ordinary course inventory write-down activity, which totaled $15.4 million in the first six months of fiscal 2024. In comparison, the inventory write-down adjustment taken in the second quarter of fiscal 2024, which was tied directly to category exits attributable to the Hain Reimagined Program, was $1.4 million, representing only 9% of all inventory-related adjustments for the first six months of fiscal 2024. Importantly, these adjustments were specifically related to the write-down of raw material and packaging inventory of categories where the Company made a full exit of substantially all product categories associated with the Queen Helene® brand as a result of the Hain Reimagined Program.

•While the Hain Reimagined Program is structured to be a multi-year plan such that additional category exits are likely to result in further inventory write-down adjustments, the Company continues to believe that the adjustments are consistent with Question 100.01 given the limited nature of the program and the variability of the expected adjustments. For example, the Company anticipates further category exits as a direct result of the Hain Reimagined Program, including removal of 62% of its product portfolio in its personal care business. These exits are a byproduct of the Company’s broader restructuring efforts specific to the Hain Reimagined Program and are distinguishable from ordinary course inventory write-downs. The Company estimates that total similar charges of $20 to $25 million may be incurred over the duration of the program, including the charges incurred in the second quarter of fiscal 2024. The Company believes that by excluding the inventory write-down expenses specifically related to the Hain Reimagined Program, investors are provided with additional information that enhances the comparability of the Company’s underlying operating results period-over-period.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 38
Staff Comment
2.We have read your response to prior comment 2 and note the disclosures you propose to include in future filings. We also note the continued significant decline in your market capitalization during your current fiscal year. Please address the following:

•     Disclose whether you performed impairment tests since your most recent annual impairment tests and explain why or why not in your next quarterly filing.

•    Disclose the percentages by which the estimated fair values of your reporting units exceeded their carryings value as of your most recent impairment tests in your next quarterly filing.

•     Explain how you consider the difference between your net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units, including how you assess the reasonableness of any implied premium, in your next quarterly filing.

•     We note your proposed disclosures address the potential impact of a change in the weighted average cost of capital. To the extent changes in other key assumptions, for example growth rates and profitability, could have a material impact on estimated fair value, address the potential impact of changes in those assumptions in future filings.

Hain Celestial Response
The Company respectfully acknowledges the Staff’s comment. In our forthcoming Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, the Company plans to enhance the disclosure contained in the “Critical Accounting Estimates” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in response to the Staff’s comment. In particular, the Company will disclose that it has performed interim impairment tests since our most recent annual impairment tests, which resulted in the impairment of machinery and equipment, intangibles and long-lived assets, indefinite-lived trademarks and amortizable customer relationships, primarily related to both the ParmCrisps® and Thinsters® brands and certain North America personal care brands (namely, Alba Botanica®, Avalon Organics®, and JASON®). The Company will also disclose that it quantitatively tested the goodwill allocated to the reporting unit in which such material asset impairments were recorded and performed a market capitalization analysis to assess the reasonableness of the estimated fair values of its reporting units. The Company respectfully advises the Staff that it intends to address the comments set forth above in such forthcoming disclosure and in other future filings.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 38

Staff Comment
3.Based on your response to prior comment 3 regarding the intangible asset impairments you recorded during the third quarter of fiscal 2023, we note you identified negative events that occurred prior to the impairments, including the loss of a significant customer during the first quarter of fiscal 2023. However, it is not clear if your prior Exchange Act filings provided any forewarning disclosures related to potential impairments. Please identify any forewarning disclosures you included in prior Exchange Act filings, or explain to us why no forewarning disclosures were required. Given the continued materiality of your intangible assets, if it is reasonably possible that additional impairments may materially impact your financial statements, please revise future filings to (i) disclose and discuss material negative events that occur; (ii) quantify and identify brands at risk; (iii) discuss key assumptions used to estimate the fair values of brands at risk; and (iv) discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Hain Celestial Response

The Company respectfully acknowledges the Staff’s comment. In response, below please find a more detailed chronology of events and related disclosures that occurred in fiscal 2023 leading up to the asset impairment charges related to the ParmCrisps® and Thinsters® trademarks taken in the third quarter of fiscal 2023.

First Quarter of Fiscal 2023 – Three Months ended September 30, 2022

At the time of the filing of the Company’s Form 10-Q for the first quarter of fiscal 2023 (“Q1 2023 Form 10-Q”) on November 8, 2022, the loss of a major customer in the warehouse club channel, which represented the largest customer for the ParmCrisps® products, was a recent development. In response to the loss, the Company put into place a comprehensive, strategic plan to win back the customer, gain distribution for ParmCrisps® products with other customers, accelerate innovation and implement other initiatives for the ParmCrisps® brand; in light of those efforts and the recent nature of the customer’s decision, the Company’s belief at that time was that the headwind may be short-lived and could be successfully addressed, resulting in the Company’s determination not to specifically identify the loss of the customer in the Q1 2023 Form 10-Q.

Notwithstanding the foregoing, the Company nevertheless publicly acknowledged that net sales in North America faced a number of challenges and specifically cited the loss of a major customer in the warehouse club channel. In particular, on the Company’s earnings call held on November 8, 2022 related to the results for the first quarter of fiscal 2023, Mark L. Schiller, the Company’s then CEO, commented in his opening remarks that topline results for the Company’s North America segment faced meaningful headwinds. Notably, Mr. Schiller stated that “we had some significant club programs on Personal Care and ParmCrisps® in Q4 and lost those rotations for fiscal 23. While this was not anticipated, much hard work is being done to get those back in second half later this year.” Furthermore, when asked about shifts between different sales channels during the Q&A portion of the earnings call, Mr. Schiller acknowledged that:

“…the biggest delta that we’ve had is in club, and I mentioned in the prepared remarks that we lost some rotations on both – That’s How We Roll, the ParmCrisps® business, as well as the hair care program on Personal Care. And so, we are going to see some softness in the club channel relative to the rest of the business, but we’re working hard to get those back, and we’ve been showing a lot of innovation to that channel that, quite frankly, there’s some pretty good enthusiasm on….we’re optimistic that we’ll get some of that back, but right now, it’s a little bit of a hole in our plan.”

The challenges facing the ParmCrisps® business at that time were apparent, as analysts on the earnings call asked pointed questions, observing how the sales contribution from ParmCrisps® for the first quarter of fiscal 2023 relative to the fourth quarter of fiscal 2022 “was much lighter sequentially”. That said, the Company also believed and communicated that there was a path to regaining part if not all of the business. In response to analyst questions, for example, Christopher J. Bellairs, the Company’s then Executive Vice President and Chief Financial Officer, remarked that “in Q4, we had some significant club activity that we did not have in Q1. And so there was definitely less of a contribution from That’s How We Roll in Q1 than there was in Q4. A good portion of that business is skewed towards nonmeasured channels…we’ve lost some of those in the first half of the year, and we’re working to strengthen and confirm those for the back half of the year. So I don't have on an annual basis, what the impact of that will be. But certainly, we did have a gap between Q1 and Q4.”

Second Quarter of Fiscal 2023 – Three Months ended December 31, 2022

During the second quarter of fiscal 2023, the Company continued to implement and refine its strategic efforts for the ParmCrisps® business, which remained one of the top priorities of the Company. Accordingly, consistent with its reasons for not disclosing the loss of the customer in its Exchange Act filings for the first quarter of fiscal 2023, the Company did not specifically note the loss of the major customer for ParmCrisps® in its Form 10-Q for the second quarter of fiscal 2023 (“Q2 2023 Form 10-Q”) as it believed that its efforts with respect to the ParmCrisps® business would be successful. Similar to the first quarter of fiscal 2023, during the earnings call for the second quarter of fiscal 2023 held on February 7, 2023, the Company acknowledged the continued impact of the loss of the ParmCrisps® customer. Specifically, in his prepared remarks, Mr. Bellairs noted that, for the third quarter of fiscal 2023 “on a consolidated basis, we expect adjusted net sales growth to be down low single digits due in part to the North American demand surge for baby formula in the prior year period, coupled with persistent packaging and formula shortages in the baby food category, and previously mentioned lost customer promotional programs in North America within Personal Care and ParmCrisps®.”

Third Quarter of Fiscal 2023 – Three Months ended March 31, 2023

During the third quarter of fiscal 2023, two major events occurred that prompted a shift in the Company’s evaluation of the ParmCrisps® and Thinsters® brands.

•CEO transition and resulting strategic change. The appointment of the Company’s current CEO became effective on January 1, 2023, the beginning of the Company’s third quarter of fiscal 2023. In evaluating the ParmCrisps® business during the third quarter, the new CEO determined that the substantial strategic efforts with respect to the ParmCrisps® business undertaken in the first and second quarters would not be consistent with the Company’s future focus; this decision represented a significant strategic shift relative to the plan set forth by the Company’s prior CEO, Mr. Schiller. In light of this determination and the Company’s further evaluation that its efforts to date to win back the lost ParmCrisps® customer had been unsuccessful, the Company concluded during the third quarter of fiscal 2023 that it was unlikely to win back the customer in the near term.

•Loss of Thinsters® distribution and reduced sales forecasts. In addition to the foregoing, during the third quarter of fiscal 2023, the Company experienced a significant loss in distribution of its Thinsters® product at a customer that represented 15% of annual gross sales for the brand at that time. Furthermore, during the quarter, as previously referenced in its prior response letter, the Company reduced its forecasted gross sales for ParmCrisps® and Thinsters® by 8% and 13%, respectively.

As a result of the above developments, during the third quarter of fiscal 2023, the Company performed an interim impairment analysis for both the ParmCrisps® and Thinsters® tradenames as well as with respect to the asset groups for ParmCrisps® and Thinsters®, resulting in the recognition of certain impairment charges. Accordingly, in the MD&A included in its Form 10-Q for the third quarter of fiscal 2023 (the “Q3 2023 Form 10-Q”), the Company disclosed that it recognized an aggregate impairment charge of $156.6 million primarily related to the ParmCrisps® and Thinsters® indefinite-lived trademarks and ParmCrisps® definite-lived customer relationships. Furthermore, in discussing the decrease in net sales with respect to the Company’s North America reportable segment, the Company indicated that “the net sales decrease within snacks was substantially driven by reduced distribution and customer promotions associated with the ParmCrisps® brand.”

Additional Exchange Act Disclosures

In addition to the foregoing, the Company believes that it is important to note that it has consistently acknowledged the risks facing the Company associated with impairment charges as well as the potential loss of customers.

•In its risk factor disclosure included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “2022 Annual Report”), under the heading “An impairment in the carrying value of goodwill or other acquired intangible assets could materially and adversely affect our consolidated results of operations and net worth,” the Company highlighted the significant nature of its goodwill and trademarks and other intangibles assets balances of $933.8 million and $477.5 million, respectively, as of June 30, 2022, and cautioned investors that not only could an impairment on these balances be recognized for a variety of reasons, but also that such an impairment “could negatively affect our results of operations and adversely impact our net worth and our consolidated earnings in the period of such charge.”

•Furthermore, the Company’s 2022 Annual Report also cautioned investors that customer concentration posed particular risks, specifically in its risk factor entitled “A significant percentage of our sales is concentrated among a small number of customers, and consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability.”

•The Company’s Exchange Act reports subsequent to the 2022 Annual Report, including the Q1 2023 Form 10-Q, the Q2 2023 Form 10-Q and the Q3 2023 Form 10-Q as well as the earnings releases furnished on Item 2.02 of Form 8-K for the corresponding fiscal periods, specifically identify both “customer concentration” and “impairments in the carrying value of goodwill or other intangible assets” as risks and uncertainties that may cause actual results to differ materially from the Company’s forward-looking statements.

The Company undertakes to revise future filings to set forth the information requested by the Staff’s comment if the circumstances require. In our forthcoming Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, the Company will disclose that the goodwill related to its U.S. reporting unit is at risk of future impairment and that certain of its indefinite-lived trademarks have an increased risk of future impairment. Moreover, in response to the Staff’s comment, we will continue to evaluate our MD&A disclosure in future filings and consider whether to provide more detail regarding all material relevant trends and uncertainties, including as noted in our response to comment #2.

* * *
As requested by the Staff, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding these responses or other issues relating to this correspondence, please contact me at (631) 719-3633 or lee.boyce@hain.com.

Sincerely,

/s/ Lee A. Boyce
Lee A. Boyce Executive Vice President and Chief Financial Officer
cc: Kristy M. Meringolo, Chief Legal and Corporate Affairs Officer
Michael J. Ragusa, Senior Vice President and Chief Accounting Officer